Brookfield

2023

Q1 MANAGEMENT'S DISCUSSION AND ANALYSIS

Brookfield Renewable Corporation

Management’s Discussion and Analysis for
the three months ended March 31, 2023
The following Management’s Discussion and Analysis (“MD&A”) for the three months ended March 31, 2023 is provided as of May 5, 2023. Unless the context indicates or requires otherwise, the terms, “we”, “us”, and “our company” mean BEPC and its controlled entities. BEPC is an indirect controlled subsidiary of Brookfield Renewable Partners L.P. ("BEP", or collectively with its subsidiaries, including our company, "Brookfield Renewable")(NYSE: BEP; TSX:BEP.UN). Unless the context indicates or requires otherwise, the "partnership" means Brookfield Renewable and its controlled subsidiaries, excluding our company. The ultimate parent of Brookfield Renewable and Brookfield Renewable Corporation is Brookfield Corporation (“Brookfield Corporation”). Brookfield Corporation and its subsidiaries, other than Brookfield Renewable, are also individually and collectively referred to as “Brookfield” in this Management’s Discussion and Analysis.
In addition to historical information, this MD&A contains forward-looking statements. Readers are cautioned that these forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. See “Cautionary Statements Regarding Forward-Looking Statements”.
BEPC’s unaudited interim consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which require estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at the date of the financial statements and the amounts of revenue and expense during the reporting periods.
References to $, C$, €, R$, and COP are to United States (“U.S.”) dollars, Canadian dollars, Euros, Brazilian reais and Colombian pesos, respectively. Unless otherwise indicated, all dollar amounts are expressed in U.S. dollars.
For a description on our operational and segmented information and for the non-IFRS financial measures we use to explain our financial results see “Part 8 – Presentation to Stakeholders and Performance Measurement”. For a reconciliation of the non-IFRS financial measures to the most comparable IFRS financial measures, see “Part 4 – Financial Performance Review on Proportionate Information – Reconciliation of non-IFRS measures”. This Management’s Discussion and Analysis contains forward-looking information within the meaning of U.S. and Canadian securities laws. Refer to – “Part 9 – Cautionary Statements” for cautionary statements regarding forward-looking statements and the use of non-IFRS measures. Our Annual Report and additional information filed with the Securities Exchange Commission (“SEC”) and with securities regulators in Canada are available on our website (https://bep.brookfield.com), on the SEC’s website (www.sec.gov/edgar.shtml), or on SEDAR (www.sedar.com).

Organization of the Management’s Discussion and Analysis

Part 1 – Overview	3	Part 5 – Liquidity and Capital Resources Continued
		Consolidated statements of cash flows	16
Part 2 – Financial Performance Review on Consolidated Information	4	Shares and units outstanding	17
		Contractual obligations	18
		Off-statement of financial position arrangements	18
Part 3 – Additional Consolidated Financial Information	5
Summary consolidated statements of financial position	5	Part 6 – Selected Quarterly Information	19
Related party transactions	5
		Part 7 – Critical Estimates, Accounting Policies, and Internal Controls	20
Part 4 – Financial Performance Review on Proportionate Information	8
		Part 8 – Presentation to Stakeholders and Performance Measurement	21
Proportionate results for the three months ended March 31	8
Reconciliation of non-IFRS measures	11	Part 9 – Cautionary Statements	24

Part 5 – Liquidity and Capital Resources	14
Available liquidity	14
Dividend policy	14
Borrowings	15
Capital expenditure	16

PART 1 – OVERVIEW
BUSINESS OVERVIEW
BEPC is a Canadian corporation incorporated on September 9, 2019 under the laws of British Columbia. Our company was established by Brookfield Renewable to be an alternative investment vehicle for investors who prefer owning securities through a corporate structure. While our operations are primarily located in the United States, Brazil, Colombia, and Europe, shareholders will, on economic terms, have exposure to all regions BEP operates in as a result of the exchange feature attaching to the Class A exchangeable subordinate voting shares ("BEPC exchangeable shares"), whereby BEPC will have the option to meet an exchange request by delivering cash or non-voting limited partnership units of BEP (“LP units”).
The BEPC exchangeable shares of our company are structured with the intention of being economically equivalent to the LP units. We believe economic equivalence is achieved through identical dividends and distributions on the BEPC exchangeable shares and the LP units and each BEPC exchangeable share being exchangeable at the option of the holder for one LP unit at any time. Given the economic equivalence, we expect that the market price of the BEPC exchangeable shares will be significantly impacted by the market price of the LP units and the combined business performance of our company and Brookfield Renewable as a whole. In addition to carefully considering the disclosure made in this document, shareholders are strongly encouraged to carefully review the partnership’s periodic reporting. The partnership is required to file reports, including annual reports on Form 20-F, and other information with the United States Securities and Exchange Commission (the “SEC”). The partnership’s SEC filings are available to the public from the SEC’s website at http://www.sec.gov. Copies of documents that have been filed with the Canadian securities authorities can be obtained at www.sedar.com. Information about the partnership, including its SEC filings, is also available on its website at https://bep.brookfield.com. The information found on, or accessible through, https://bep.brookfield.com is not incorporated into and does not form a part of this MD&A.
Our company, our subsidiaries and Brookfield Renewable (together our “Group”), target a total return of 12% to 15% per annum on the renewable assets that it owns, measured over the long-term. Our group intends to generate this return from cash flows from our operations plus growth through investments in upgrades and expansions of our asset base, as well as acquisitions and capital recycling initiatives. Brookfield Renewable determines its distributions based primarily on an assessment of its operating performance. Our group uses Funds From Operations (“FFO”) to assess operating performance and can be used on a per unit basis as a proxy for future distribution growth over the long-term. For further details, see the “Performance Disclosures” section of this MD&A.

Brookfield Renewable Corporation	Management's Discussion and Analysis	March 31, 2023

PART 2 – FINANCIAL PERFORMANCE REVIEW ON CONSOLIDATED INFORMATION
The following table reflects key financial data for the three months ended March 31:

	Three months ended March 31
(MILLIONS, EXCEPT AS NOTED)	2023	2022
Revenues	$1,066	$929
Direct operating costs	(304)	(291)
Management service costs	(36)	(52)
Interest expense	(306)	(228)
Depreciation	(306)	(296)
Remeasurement of BEPC exchangeable and BEPC class B shares	(1,063)	(909)
Income tax expense	(63)	(38)
Net loss	$(920)	$(882)
	Average FX rates to USD
	€0.93	0.89
R$	5.19	5.23
COP	4,762	3,914
Variance Analysis For The Three Months Ended March 31, 2023
Revenues totaling $1,066 million represents an increase of $137 million over the same period in the prior year due to the growth of our business, favorable hydroelectric generation across our portfolio and higher realized pricing. Recently acquired and commissioned facilities contributed 582 GWh of generation and $20 million to revenues which was partly offset by recently completed asset sales that reduced generation by 72 GWh and revenues by $3 million. On a same store, constant currency basis, revenues increased by $171 million primarily as we benefited from higher realized prices across most markets on the back of inflation escalation and commercial initiatives.
The strengthening of the U.S. dollar relative to the same period in the prior year across most currencies decreased revenues by $51 million, which was partly offset by $25 million favorable foreign exchange impact on our operating and interest expenses for the quarter.
Direct operating costs totaling $304 million represents an increase of $13 million over the same period in the prior year due to higher variable costs across our hydroelectric assets due to above average generation and additional costs from our recently acquired and commissioned facilities partly offset by the above noted strengthening of the U.S. dollar.
Management service costs totaling $36 million represents a decrease of $16 million over the same period in the prior year.
Interest expense totaling $306 million represents an increase of $78 million over the same period in the prior year due to upfinancings completed in the prior year at our hydroelectric assets in the United States and accelerated financing activities in South America completed in the prior year to fund the growth of our business.
Remeasurement of BEPC exchangeable shares resulted in a $1,063 million loss due to the movement in the LP unit price during the period.
Depreciation expense totaling $306 million represents an increase of $10 million over the same period in the prior year due to the growth of our business.
Net loss totaling $920 million represents an increase of $38 million over the same period in the prior year due to the above noted items.

Brookfield Renewable Corporation	Management's Discussion and Analysis	March 31, 2023

PART 3 – ADDITIONAL CONSOLIDATED FINANCIAL INFORMATION
SUMMARY CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
The following table provides a summary of the key line items on the unaudited interim consolidated statements of financial position:

(MILLIONS)	March 31, 2023	December 31, 2022
Assets held for sale	$—	$698
Current assets	2,815	3,426
Equity-accounted investments	561	451
Property, plant and equipment, at fair value	38,264	37,828
Total assets	43,250	43,288
Liabilities directly associated with assets held for sale	—	217
Non-recourse borrowings	13,925	13,715
Deferred income tax liabilities	5,408	5,263
BEPC exchangeable shares and class B shares	5,427	4,364
Total equity in net assets	15,711	16,824
Total liabilities and equity	43,250	43,288
	Spot FX rates to USD
	€0.92	0.93
R$	5.08	5.22
COP	4,627	4,810
Property, plant and equipment
Property, plant and equipment totaled $38.3 billion as at March 31, 2023 compared to $37.8 billion as at December 31, 2022, representing an increase of $0.5 billion. During the quarter, the acquisition of a 136 MW portfolio of operating wind assets in Brazil, as well as our continued investments in the development of power generating assets increased property, plant and equipment by $0.3 billion, and the weakening of the U.S. dollar versus the Colombian Peso and Brazilian Reais which increased property, plant and equipment by $0.5 billion. The increase was partly offset by $0.3 billion depreciation expense associated with property, plant and equipment.
Assets held for sale and Liabilities directly associated with assets held for sale
Assets held for sale and Liabilities directly associated with assets held for sale totaled nil as at March 31, 2023 compared to $698 million and $217 million, respectively, as at December 31, 2022.
During the quarter, the company’s institutional partners completed the sale of a 78% interest in a 378 MW operating hydroelectric portfolio in the U.S., of which 28% was sold to affiliates of Brookfield Corporation. The company retained its 22% interest in the investment and accordingly, did not receive proceeds from the sale. Subsequent to the completion of the sale, the company no longer consolidates this investment and recognized its interest as an equity-accounted investment.
RELATED PARTY TRANSACTIONS
Our company’s related party transactions are in the normal course of business, are recorded at the exchange amount, and are primarily with the partnership and Brookfield.
Our company sells electricity to Brookfield through a single long-term PPA across our New York hydroelectric facilities.
Brookfield has provided a $400 million committed unsecured revolving credit facility maturing in December 2023 and the draws bear interest at the Secured Overnight Financing Rate (“SOFR”) plus a margin. During the current period, there were no draws on the committed unsecured revolving credit facility provided by Brookfield. Brookfield may from time to time place funds on deposit with the company which are repayable on demand including any interest accrued. There were nil funds placed on deposit with the company as at March 31, 2023 (December 31, 2022: nil). The interest expense on the

Brookfield Renewable Corporation	Management's Discussion and Analysis	March 31, 2023

Brookfield revolving credit facility and deposit for the three months ended March 31, 2023 totaled nil (2022: less than $1 million).
In addition, our company has executed, amended, or terminated other agreements with the partnership and Brookfield that are described in Note 28 - Related party transactions in the company’s December 31, 2022 audited consolidated financial statements.
The following table reflects the related party agreements and transactions in the unaudited interim consolidated statements of income for the three months ended March 31:

	Three months ended March 31
(MILLIONS)	2023	2022
Revenues
Power purchase and revenue agreements	$65	$39

Direct operating costs
Energy purchases	$(7)	$(4)
Energy marketing fee & other services	(3)	(5)
	$(10)	$(9)

Interest expense
Borrowings	$(4)	$(4)

Other
Interest income	$2	$2
Distribution income	1	—
Other related party services	$(1)	$(1)

Management service agreement	$(36)	$(52)

Brookfield Renewable Corporation	Management's Discussion and Analysis	March 31, 2023

The following table reflects the impact of the related party agreements and transactions on the consolidated statements of financial position:

(MILLIONS)	Related party	March 31, 2023	December 31, 2022
Current assets
Due from related parties
Amounts due from	Brookfield	$39	$41
	The partnership	896	563
	Equity-accounted investments and other	12	11
		$947	$615
Non-current assets
Due from related parties
Amounts due from	Equity-accounted investments and other	$9	$9

Current liabilities
Due to related parties
Amounts due to	Brookfield	$41	$37
	The partnership	380	315
	Equity-accounted investments and other	37	12
	Brookfield Reinsurance and associates	102	$100
		$560	$464
Non-recourse borrowings	Brookfield	23	1
		$583	$465
Non-current liabilities
Non-recourse borrowings	Brookfield Reinsurance and associates	12	12
		$12	$12

Brookfield Renewable Corporation	Management's Discussion and Analysis	March 31, 2023

PART 4 – FINANCIAL PERFORMANCE REVIEW ON PROPORTIONATE INFORMATION
SEGMENTED DISCLOSURES
Segmented information is prepared on the same basis that our company's chief operating decision maker, which we refer to as "CODM" manages our company, evaluates financial results, and makes key operating decisions. See "Part 8 – Presentation to Stakeholders and Performance Measurement" for information on segments and an explanation on the calculation and relevance of proportionate information.
PROPORTIONATE RESULTS FOR THE THREE MONTHS ENDED MARCH 31
The following chart reflects the generation and summary financial figures on a proportionate basis for the three months ended March 31:

	(GWh)		(MILLIONS)
	Actual Generation		Revenues		Adjusted EBITDA(2)		Funds From Operations
	2023	2022	2023	2022	2023	2022	2023	2022
Hydroelectric	4,396	3,911	$349	$266	$243	$179	$171	$131
Wind	312	521	42	52	33	40	25	33
Utility-scale solar	253	147	40	39	34	38	20	26
Distributed energy & sustainable solutions(1)	145	158	38	30	28	20	22	15
Corporate	—	—	—	—	—	—	(36)	(52)
Total	5,106	4,737	$469	$387	$338	$277	$202	$153
(1)Actual generation includes 100 GWh (2022: 59 GWh) from facilities that do not have a corresponding long-term average. See Part 8 – Presentation to Stakeholders and Performance Measurement for why we do not consider long-term average for certain of our facilities.
(2)Non-IFRS measures. For reconciliation to the most directly comparable IFRS measure see "Reconciliation of Non-IFRS Measures" in this Management's Discussion and Analysis

Brookfield Renewable Corporation	Management's Discussion and Analysis	March 31, 2023

HYDROELECTRIC OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for hydroelectric operations for the three months ended March 31:

(MILLIONS, EXCEPT AS NOTED)	2023	2022
Revenue	$349	$266
Other income	5	20
Direct operating costs	(111)	(107)
Adjusted EBITDA(1)	243	179
Interest expense	(63)	(38)
Current income taxes	(9)	(10)
Funds From Operations	$171	$131

Generation (GWh) - actual	4,396	3,911
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
Funds From Operations at our hydroelectric business was $171 million versus $131 million in the prior year due to favorable hydrology conditions across most regions (12% above prior year) as well as higher revenue per MWh due to inflation indexation on our contracted generation and commercial initiatives, partly offset by higher interest expense as a result of accelerated refinancing initiatives completed in the prior year and the weakening of the Colombian peso versus the U.S. dollar
WIND OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for wind operations for the three months ended March 31:

(MILLIONS, EXCEPT AS NOTED)	2023	2022
Revenue	$42	$52
Other income	1	2
Direct operating costs	(10)	(14)
Adjusted EBITDA(1)	33	40
Interest expense	(8)	(7)
Current income taxes	—	—
Funds From Operations	$25	$33

Generation (GWh) - actual	312	521
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
Funds From Operations at our wind business was $25 million versus $33 million in the prior year as the benefit from higher average revenue per MWh due to inflation indexation at on our contracts in Brazil and higher market prices in Spain was more than offset by lower resources and the timing of revenue collection under our rate regulated Spanish assets that benefited the prior year.

Brookfield Renewable Corporation	Management's Discussion and Analysis	March 31, 2023

UTILITY-SCALE SOLAR OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for utility-scale solar operations for the three months ended March 31:

(MILLIONS, EXCEPT AS NOTED)	2023	2022
Revenue	$40	$39
Other income	6	12
Direct operating costs	(12)	(13)
Adjusted EBITDA(1)	34	38
Interest expense	(13)	(11)
Current income taxes	(1)	(1)
Funds From Operations	$20	$26

Generation (GWh) – actual	253	147
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
Funds From Operations at our utility-scale solar business was $20 million versus $26 million in the prior year as the benefit from higher resources and higher market prices in Spain was offset by the timing of revenue collection under our rate regulated Spanish assets that benefited the prior year.
DISTRIBUTED ENERGY & SUSTAINABLE SOLUTIONS OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for distributed energy & sustainable solutions for the three months ended March 31:

(MILLIONS, EXCEPT AS NOTED)	2023	2022
Revenue	$38	$30
Other income	3	7
Direct operating costs	(13)	(17)
Adjusted EBITDA(1)	28	20
Interest expense	(6)	(5)
Current income taxes	—	—
Funds From Operations	$22	$15

Generation (GWh) – actual (2)	145	158
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
(2)Actual generation includes 100 GWh (2022: 59 GWh) from facilities that do not have a corresponding long-term average. See Part 8 – Presentation to Stakeholders and Performance Measurement for why we do not consider long-term average for certain of our facilities.
Funds From Operations at our distributed energy & sustainable solutions business was $22 million versus $15 million primarily due to higher pricing for grid stability services provided by our pumped storage facilities.

Brookfield Renewable Corporation	Management's Discussion and Analysis	March 31, 2023

RECONCILIATION OF NON-IFRS MEASURES
The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the three months ended March 31, 2023:

	Attributable to the partnership
(MILLIONS)	Hydroelectric	Wind	Utility-scale Solar	Distributed energy & sustainable solutions	Corporate	Total
Net income (loss)	$251	$26	$(28)	$(6)	$(1,163)	$(920)
Add back or deduct the following:
Depreciation	132	73	78	23	—	306
Deferred income tax expense (recovery)	22	3	3	(3)	—	25
Foreign exchange and financial instrument loss (gain)	(97)	(20)	3	4	—	(110)
Other(1)	18	14	4	3	5	44
Dividends on BEPC exchangeable shares(2)	—	—	—	—	58	58
Remeasurement of BEPC exchangeable and BEPC class B shares	—	—	—	—	1,063	1,063
Management service costs	—	—	—	—	36	36
Interest expense(2)	148	33	52	15	—	248
Current income tax expense	34	2	2	—	—	38
Amount attributable to equity accounted investments and non-controlling interests(3)	(265)	(98)	(80)	(8)	1	$(450)
Adjusted EBITDA	$243	$33	$34	$28	$—	$338
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other balance also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included within Adjusted EBITDA.
(2)Total interest expense of $306 million is comprised of amounts on Interest expense and Dividends on BEPC exchangeable shares.
(3)Amount attributable to equity accounted investments corresponds to the Adjusted EBITDA to the company that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted EBITDA attributable to non-controlling interest, our company is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to our company.

Brookfield Renewable Corporation	Management's Discussion and Analysis	March 31, 2023

The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the three months ended March 31, 2022:

	Attributable to the partnership
(MILLIONS)	Hydroelectric	Wind	Utility-scale Solar	Distributed energy & sustainable solutions	Corporate	Total
Net income (loss)	$100	$(3)	$17	$22	$(1,018)	$(882)
Add back or deduct the following:
Depreciation	127	82	62	25	—	296
Deferred income tax expense (recovery)	(7)	13	(6)	—	—	—
Foreign exchange and financial instrument loss (gain)	52	(2)	(10)	(7)	—	33
Other(1)	6	23	20	3	(2)	50
Dividends on BEPC exchangeable shares(2)	—	—	—	—	55	55
Remeasurement of BEPC exchangeable and BEPC class B shares	—	—	—	—	909	909
Management service costs	—	—	—	—	52	52
Interest expense(2)	94	29	37	9	4	173
Current income tax expense	36	2	—	—	—	38
Amount attributable to equity accounted investments and non-controlling interests(3)	(229)	(104)	(82)	(32)	—	$(447)
Adjusted EBITDA	$179	$40	$38	$20	$—	$277
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other balance also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included within Adjusted EBITDA.
(2)Total interest expense of $228 million is comprised of amounts on Interest expense and Dividends on BEPC exchangeable shares.
(3)Amount attributable to equity accounted investments corresponds to the adjusted EBITDA to the company that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted EBITDA attributable to non-controlling interest, our company is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to our company.

Brookfield Renewable Corporation	Management's Discussion and Analysis	March 31, 2023

The following table reconciles non-IFRS financial measures to the most directly comparable IFRS measures. Net income is reconciled to Funds From Operations for the three months ended March 31:

(MILLIONS, EXCEPT AS NOTED)	2023	2022
Net loss	$(920)	$(882)
Add back or deduct the following:
Depreciation	306	296
Foreign exchange and financial instruments loss (gain)	(110)	33
Deferred income tax expense	25	—
Other(1)	44	50
Dividends on BEPC exchangeable shares	58	55
Remeasurement of BEPC exchangeable and BEPC class B shares	1,063	909
Amount attributable to equity accounted investments and non-controlling interest(2)	(264)	(308)
Funds From Operations	$202	$153
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other balance also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and the company’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included in Funds From Operations.
(2)Amount attributable to equity accounted investments corresponds to the Funds From Operations that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Funds From Operations attributable to non-controlling interest, our company is able to remove the portion of Funds From Operations earned at non-wholly owned subsidiaries that are not attributable to our company.

Brookfield Renewable Corporation	Management's Discussion and Analysis	March 31, 2023

PART 5 – LIQUIDITY AND CAPITAL RESOURCES
AVAILABLE LIQUIDITY
Our company assesses liquidity on a group-wide basis, consistent with the partnership, because shareholders have exposure to a broader base of renewable investments by virtue of the exchange feature of BEPC exchangeable shares. Our group-wide liquidity consisted of the following:

(MILLIONS)	March 31, 2023	December 31, 2022
Our company's share of cash and cash equivalents	$216	$197
Authorized credit facilities	2,375	2,375
	2,591	2,572
Available portion of subsidiary credit facilities	125	134
Brookfield Renewable group liquidity on a proportionate basis	1,143	989
Available liquidity	$3,859	$3,695
We operate with sufficient liquidity to enable us to fund growth initiatives, capital expenditures, distributions and withstand sudden adverse changes in economic circumstances or short-term fluctuations in generation. We maintain a strong, investment grade balance sheet characterized by a conservative capital structure, access to multiple funding levers including a focus on capital recycling on an opportunistic basis, and diverse sources of capital. Principal sources of liquidity are cash flows from operations, our credit facilities, upfinancings on non-recourse borrowings and proceeds from the issuance of various securities through public markets.
DIVIDEND POLICY
The BEPC board may declare dividends at its discretion. However, the BEPC exchangeable shares have been structured with the intention of providing an economic return equivalent to the LP units and it is expected that dividends on the BEPC exchangeable shares will be declared at the same time and in the same amount as distributions made on the LP units. In the event dividends are not declared and paid concurrently with a distribution on the LP units, then the undeclared or unpaid amount of such BEPC exchangeable share dividend will accrue and accumulate. Pursuant to the equity commitment agreement, the partnership has also agreed not to declare or pay any distribution on the LP units if on such date our company does not have sufficient funds or other assets to enable the declaration and payment of an equivalent dividend on the BEPC exchangeable shares. See Item 7.B “Related Party Transactions – BEPC relationship with the partnership – Equity Commitment Agreement” of our Form 20-F for the annual period ended December 31, 2022. Brookfield Renewable’s distributions are underpinned by stable, highly regulated and contracted cash flows generated from operations. Brookfield Renewable’s objective is to pay a distribution that is sustainable on a long-term basis and has set its target payout ratio at approximately 70% of Brookfield Renewable’s Funds From Operations.
The board of directors of the general partner of Brookfield Renewable approved a 5.5% increase in its annual distribution to $1.35 per LP unit, or $0.3375 per LP unit quarterly, starting with the distribution paid in March 2023, an increase from $1.28 per LP unit in 2022. This increase reflects the forecasted contribution from Brookfield Renewable's recently commissioned capital projects, as well as the expected cash yield on recent acquisitions. Brookfield Renewable targets a 5% to 9% annual distribution growth in light of growth it foresees in its operations.

Brookfield Renewable Corporation	Management's Discussion and Analysis	March 31, 2023

BORROWINGS
The composition of debt obligations, overall maturity profile, and average interest rates associated with our borrowings and credit facilities on a proportionate basis is presented in the following table:

	March 31, 2023			December 31, 2022
	Weighted-average			Weighted-average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)(1)	Term (years)	Total	Interest rate (%)(1)	Term (years)	Total
Proportionate non-recourse borrowings(2)
Hydroelectric	6.8%	7	$2,892	6.9%	7	$2,894
Wind	5.5%	8	575	5.0%	9	613
Utility-scale Solar	5.2%	13	1,006	5.2%	13	1,025
Distributed energy & sustainable solutions	4.6%	8	363	4.8%	8	371
	6.1%	8	4,836	6.1%	9	4,903
Proportionate unamortized financing fees, net of unamortized premiums			(30)			(45)
			4,806			4,858
Equity-accounted borrowings			(196)			(161)
Non-controlling interests			9,315			9,018
As per IFRS Statements			$13,925			$13,715
(1)Includes cash yields on tax equity.
(2)See “Part 8 - Presentation to Stakeholders and Performance Measurement” for information on proportionate debt.

The following table summarizes our undiscounted principal repayments and scheduled amortization on a proportionate basis as at March 31, 2023:

(MILLIONS)	2023	2024	2025	2026	2027	Thereafter	Total
Debt Principal repayments
Non-recourse borrowings
Hydroelectric	16	111	266	208	123	1,086	1,810
Wind	8	27	—	—	—	217	252
Utility-scale solar	16	—	—	—	—	197	213
Distributed energy & sustainable solutions	—	—	144	—	—	74	218
	40	138	410	208	123	1,574	2,493
Amortizing debt principal repayments
Non-recourse borrowings
Hydroelectric	76	106	100	106	88	606	1,082
Wind	27	35	36	34	34	157	323
Utility-scale solar	41	52	54	54	54	538	793
Distributed energy & sustainable solutions	15	15	17	9	9	80	145
	159	208	207	203	185	1,381	2,343
Total	$199	$346	$617	$411	$308	$2,955	$4,836
We remain focused on refinancing near-term facilities on acceptable terms and maintaining a manageable maturity ladder. We do not anticipate material issues in refinancing our borrowings through 2027 on acceptable terms and will do so opportunistically based on the prevailing interest rate environment.
Proportionate debt is presented to assist investors in understanding the capital structure of the underlying investments of our company that are consolidated in its financial statements but are not wholly-owned. When used in conjunction with

Brookfield Renewable Corporation	Management's Discussion and Analysis	March 31, 2023

Funds from Operations, proportionate debt is expected to provide useful information as to how our company has financed its businesses at the asset-level. The only difference between consolidated debt presented under IFRS and proportionate debt is the adjustment to remove the share of debt of consolidated investments not attributable to our company and the adjustment to include share of debt attributable to the equity-accounted investments of our company. Management utilizes proportionate debt in understanding the capital structure of the underlying investments that are consolidated in its financial statements but are not wholly-owned. Proportionate debt provides useful information as to how our company has financed its businesses at the asset-level and provides a view into the return on the capital that it invests at a given degree of leverage.
CAPITAL EXPENDITURES
We fund growth capital expenditures with cash flow generated from operations, supplemented by non-recourse debt sized to investment grade coverage and covenant thresholds. This is designed to ensure that our investments have stable capital structures supported by a substantial level of equity and that cash flows at the asset level can be remitted freely to our company. This strategy also underpins our investment grade profile.

To fund large scale development projects and acquisitions, we will evaluate a variety of capital sources including proceeds from selling mature businesses, in addition to raising money in the capital markets through equity, debt and preferred share issuances. Furthermore, our company has $2.38 billion of committed revolving credit facilities available for investments and acquisitions, as well as funding the equity component of organic growth initiatives. The facilities are intended, and have historically been used, as a bridge to a long-term financing strategy rather than a permanent source of capital.
CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the key items in the unaudited interim consolidated statements of cash flows:

	Three months ended March 31
(MILLIONS)	2023	2022
Cash flow provided by (used in):
Operating activities before changes in due to or from related parties and net working capital change	$389	$368
Changes in due to or from related parties	24	4
Net change in working capital balances	179	(120)
	592	252
Financing activities	(362)	86
Investing activities	(227)	(170)
Foreign exchange gain on cash	12	1
Increase in cash and cash equivalents	$15	$169
Operating Activities
Cash flows provided by operating activities before changes in due to or from related parties and net working capital changes for the three months ended March 31, 2023 totaled $389 million compared to $368 million reflecting strong operating performance of our business during the period.

Brookfield Renewable Corporation	Management's Discussion and Analysis	March 31, 2023

The net change in working capital balances shown in the unaudited interim consolidated statements of cash flows is comprised of the following:

	Three months ended March 31
(MILLIONS)	2023	2022
Trade receivables and other current assets	$269	$(104)
Accounts payable and accrued liabilities	(46)	(20)
Other assets and liabilities	(44)	4
	$179	$(120)
Financing Activities
Cash flows used by financing activities totaled $362 million for the three months ended March 31, 2023. The strength of our balance sheet and disciplined access to diverse sources of capital allowed us to fund our growth as discussed below and generate $5 million of net proceeds from non-recourse upfinancings for the three months ended March 31, 2023.
Distributions paid during the three months ended March 31, 2023 to participating non-controlling interest in operating subsidiaries was $133 million (2022: $165 million). Our non-controlling interest contributed capital, net of capital returns, of $52 million in the three months ended March 31, 2023, (2022: $61 million).
Cash flows provided by financing activities totaled $86 million for the three months ended March 31, 2022. Our disciplined and investment grade approach to financing our increased investment activity allowed us to generate $190 million of proceeds from non-recourse upfinancings and related party borrowings.
Investing Activities
Cash flows used in investing activities totaled $227 million for the three months ended March 31, 2023. During the year, we invested $81 million into growth, including a 136 MW portfolio of operating wind assets in Brazil. Our continued investment in our property, plant and equipment, including the construction of a 1,200 MW solar facility in Brazil, a 226 MW wind facility in Brazil and a 57 MW wind facility in California, was $162 million for the three months ended March 31, 2023.
Cash flows used in investing activities totaled $170 million for the three months ended March 31, 2022. Our continued investment in our property, plant and equipment, including the construction of 1,200 MW solar facility in Brazil, was $168 million for the three months ended March 31, 2022.
SHARES AND UNITS OUTSTANDING
Our company’s equity interests include BEPC exchangeable shares held by the public shareholders and BEPC class B and BEPC class C shares held by the partnership. Dividends on each of our BEPC exchangeable shares are expected to be declared and paid at the same time and in the same amount per share as distributions on each LP unit of the partnership. Ownership of BEPC class C shares will entitle holders to receive dividends as and when declared by our board.
Our company’s capital structure is comprised of the following shares:

(UNITS)	March 31, 2023
BEPC exchangeable shares	172,228,249
BEPC class B shares	165
BEPC class C shares	189,600,000
In the three months ended March 31, 2023, our company declared dividends of $58 million (2022: $55 million) on its outstanding BEPC exchangeable shares. Dividends on our BEPC exchangeable shares are presented as interest expense in the unaudited interim consolidated financial statements. No dividends were declared on BEPC class B shares or BEPC class C shares during the three months ended March 31, 2023.
Our company may from time-to-time, subject to applicable law, purchase shares for cancellation in the open market, provided that any necessary approval has been obtained.
In December 2022, the company renewed its normal course issuer bid for its outstanding BEPC exchangeable shares. The company is authorized to repurchase up to 8,610,905 BEPC Exchangeable shares, representing 5% of its issued and

Brookfield Renewable Corporation	Management's Discussion and Analysis	March 31, 2023

outstanding BEPC exchangeable shares. The bids will expire on December 15, 2023, or earlier should the company complete its repurchases prior to such data. There were no BEPC exchangeable shares repurchased during the three months ended March 31, 2023.
As at the date of this report, Brookfield and its affiliates, including the partnership, through its ownership of BEPC exchangeable shares and BEPC class B shares, holds an approximate 81.5% voting interest in our company. Holders of BEPC exchangeable shares, excluding Brookfield and its affiliates, including the partnership, hold an approximate 18.5% aggregate voting interest in BEPC.
CONTRACTUAL OBLIGATIONS
Please see Note 16 – Commitments, contingencies and guarantees in the unaudited interim consolidated financial statements, for further details on the following:
•Commitments – Water, land, and dam usage agreements, and agreements and conditions on committed acquisitions of operating portfolios and development projects;
•Contingencies – Legal proceedings, arbitrations and actions arising in the normal course of business, and providing for letters of credit; and
•Guarantees – Nature of all the indemnification undertakings and guarantees to third-parties for certain transactions.
OFF-STATEMENT OF FINANCIAL POSITION ARRANGEMENTS
Our company does not have any off-statement of financial position arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
Our company issues letters of credit from its corporate credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for reserve accounts. As at March 31, 2023, letters of credit issued amounted to $966 million (2022: $994 million).
Two direct and indirect wholly-owned subsidiaries of our company fully and unconditionally guaranteed (i) any and all present and future unsecured debt securities issued by Brookfield Renewable Partners ULC, in each case as to payment of principal, premium (if any) and interest when and as the same will become due and payable under or in respect of the trust indenture under which such securities are issued, (ii) all present and future senior preferred shares of Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”) as to the payment of dividends when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of BRP Equity, (iii) certain of BEP’s preferred units, as to payment of distributions when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of BEP, (iv) the obligations of all present and future bilateral credit facilities established for the benefit of Brookfield Renewable, and (v) notes issued by Brookfield BRP Holdings (Canada) Inc. under its U.S. commercial paper program. BRP Bermuda Holdings I Limited (“BBHI”) and BEP Subco Inc. subsidiaries of the company have guaranteed the perpetual subordinated notes issued by Brookfield BRP Holdings (Canada) Inc. These arrangements do not have or are not reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Brookfield Renewable Corporation	Management's Discussion and Analysis	March 31, 2023

PART 6 – SELECTED QUARTERLY INFORMATION
HISTORICAL OPERATIONAL AND FINANCIAL INFORMATION RELATED TO THE PARTNERSHIP
As the market price of BEPC exchangeable shares is expected to be significantly impacted by the market price of the LP units and the combined business performance of Brookfield Renewable as a whole, we are providing the following historical operational and financial information regarding Brookfield Renewable. For further details please review the partnership’s periodic reporting referenced in the introductory section of this MD&A.

	2023	2022				2021
(MILLIONS, EXCEPT AS NOTED)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenues	$1,331	$1,196	$1,105	$1,274	$1,136	$1,091	$966	$1,019
Net income (loss) to Unitholders	(32)	(82)	(136)	1	(78)	(57)	(115)	(63)
Basic and diluted loss per LP unit	(0.09)	(0.16)	(0.25)	(0.03)	(0.16)	(0.12)	(0.21)	(0.13)
Funds From Operations	275	225	243	294	243	214	210	268
Funds From Operations per Unit	0.43	0.35	0.38	0.46	0.38	0.33	0.33	0.42
Distribution per LP Unit	0.34	0.32	0.32	0.32	0.32	0.30	0.30	0.30
SUMMARY FINANCIAL INFORMATION
The following is a summary of unaudited quarterly financial information of our company for the last eight consecutive quarters:

	2023	2022				2021
(MILLIONS, EXCEPT AS NOTED)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenues	$1,066	$956	$896	$997	$929	$905	$806	$817
Net income (loss)	(920)	1,078	517	1,137	(882)	180	153	659
Net income (loss) attributable to the partnership	(1,065)	953	480	1,046	(976)	130	214	611

Brookfield Renewable Corporation	Management's Discussion and Analysis	March 31, 2023

PART 7 – CRITICAL ESTIMATES, JUDGEMENTS IN APPLYING ACCOUNTING POLICIES, AND INTERNAL CONTROLS
CRITICAL ESTIMATES AND CRITICAL JUDGMENTS IN APPLYING ACCOUNTING POLICIES
The unaudited interim consolidated financial statements are prepared in accordance with IFRS, which require the use of estimates and judgments in reporting assets, liabilities, revenues, expenses and contingencies. In the judgment of management, none of the estimates outlined in Note 1 – Basis of presentation and significant accounting policies in the audited consolidated financial statements are considered critical accounting estimates with the exception of the estimates related to the valuation of property, plant and equipment, financial instruments, deferred income tax liabilities, decommissioning liabilities and impairment of goodwill. These assumptions include estimates of future electricity prices, discount rates, expected long-term average generation, inflation rates, terminal year, the amount and timing of operating and capital costs, and the income tax rates of future income tax provisions. Estimates also include determination of accruals, provision, purchase price allocations, useful lives, asset valuations, asset impairment testing and those relevant to the defined benefit pension and non-pension benefit plans. Estimates are based on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances.
In making estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis, as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this MD&A. These estimates are impacted by, among other things, future power prices, movements in interest rates, foreign exchange volatility and other factors, some of which are highly uncertain, as described in the “Risk Factors” section of our Form 20-F for the annual period ended December 31, 2022. The interrelated nature of these factors prevents us from quantifying the overall impact of these movements on our company’s financial statements in a meaningful way. These sources of estimation uncertainty relate in varying degrees to substantially all asset and liability account balances. Actual results could differ from those estimates.
NEW ACCOUNTING STANDARDS
IFRS Interpretations Committee Agenda Decision - Demand Deposits with Restriction on Use Arising from a Contract with a Third Party (IAS 7 Statement of Cash Flows)
In April 2022, the IFRS Interpretations Committee (“IFRS IC”) concluded that restrictions on the use of a demand deposit arising from a contract with a third party do not result in the deposit no longer being cash, unless those restrictions change the nature of the deposit in a way that it would no longer meet the definition of cash in IAS 7 Statement of Cash Flows. In the fact pattern described in the request, the contractual restrictions on the use of the amounts held in the demand deposit did not change the nature of the deposit — the entity can access those amounts on demand. Therefore, the entity should include the demand deposit as a component of “cash and cash equivalents” in its statement of financial position and in its statement of cash flows. Brookfield Renewable has completed the assessment and implemented its transition plan that addresses the impact of this IFRS IC agenda decision. The effect on the consolidated statements of cash flows is an increase to Cash and cash equivalents of $136 million and a decrease of $21 million to cash used in investing activities for the three months ended March 31, 2022.
FUTURE CHANGES IN ACCOUNTING POLICIES
Amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”)
The amendments clarify how to classify debt and other liabilities as current or non-current. The amendments to IAS 1 apply to annual reporting periods beginning on or after January 1, 2024. The company is currently assessing the impact of these amendments.
There are currently no other future changes to IFRS with potential impact on the company.
INTERNAL CONTROL OVER FINANCIAL REPORTING
No changes were made in our internal control over financial reporting during the three months ended March 31, 2023, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Brookfield Renewable Corporation.	Management's Discussion and Analysis	March 31, 2023

PART 8 – PRESENTATION TO STAKEHOLDERS AND PERFORMANCE MEASUREMENT
PRESENTATION TO PUBLIC STAKEHOLDERS
Actual Generation
For assets acquired, disposed or reached commercial operation during the year, reported generation is calculated from the acquisition, disposition or commercial operation date and is not annualized. Generation on a same store basis refers to the generation of assets that were owned during both periods presented. As it relates to Colombia only, generation includes both hydroelectric and cogeneration facilities. Distributed energy & sustainable solutions includes generation from our distributed generation, pumped storage, North America cogeneration and Brazil biomass assets.
Our risk of a generation shortfall in Brazil continues to be minimized by participation in a hydrological balancing pool administered by the government of Brazil. This program mitigates hydrology risk by assuring that all participants receive, at any particular point in time, an assured energy amount, irrespective of the actual volume of energy generated. The program reallocates energy, transferring surplus energy from those who generated an excess to those who generate less than their assured energy, up to the total generation within the pool. Periodically, low precipitation across the entire country’s system could result in a temporary reduction of generation available for sale. During these periods, we expect that a higher proportion of thermal generation would be needed to balance supply and demand in the country, potentially leading to higher overall spot market prices.
Voting Agreements with Affiliates
Our company has entered into voting agreements with Brookfield and the partnership, whereby our company gained control of the entities that own certain renewable power generating facilities in the United States and Brazil, as well as TerraForm Power. Our company has also entered into a voting agreement with its consortium partners in respect of our Colombian business. The voting agreements provide our company the authority to direct the election of the boards of directors of the relevant entities, among other things, and therefore provide our company with control. Accordingly, our company consolidates the accounts of these entities.
For entities previously controlled by Brookfield Corporation, the voting agreements entered into do not represent business combinations in accordance with IFRS 3, as all combining businesses are ultimately controlled by Brookfield Corporation both before and after the transactions were completed. Our company accounts for these transactions involving entities under common control in a manner similar to a pooling of interest, which requires the presentation of pre-voting agreement financial information as if the transactions had always been in place. Refer to Note 1((r))(ii) – Critical judgments in applying accounting policies – Common control transactions in our audited annual consolidated financial statements for our policy on accounting for transactions under common control.
PERFORMANCE MEASUREMENT
Segment Information
Our operations are segmented by – 1) hydroelectric, 2) wind, 3) utility-scale solar, 4) distributed energy & sustainable solutions (distributed generation, pumped storage, carbon capture and storage, cogeneration and biomass), and 5) corporate. This best reflects the way in which the CODM reviews results, manages operations and allocates resources.
We report our results in accordance with these segments and present prior period segmented information in a consistent manner. See Note 5 – Segmented information in our unaudited interim consolidated financial statements.
One of our primary business objectives is to generate stable and growing cash flows while minimizing risk for the benefit of all stakeholders. We monitor our performance in this regard through three key metrics — i) Net Income (Loss), ii) Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”), and iii) Funds From Operations.
It is important to highlight that Adjusted EBITDA and Funds From Operations do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to similar measures presented by other companies and have limitations as analytical tools. We provide additional information below on how we determine Adjusted EBITDA and Funds From Operations. We also provide reconciliations to Net income (loss). See “Part 4 – Financial Performance Review on Proportionate Information – Reconciliation of Non-IFRS Measures”.

Brookfield Renewable Corporation.	Management's Discussion and Analysis	March 31, 2023

Proportionate Information
Reporting to the CODM on the measures utilized to assess performance and allocate resources has been provided on a proportionate basis. Information on a proportionate basis reflects our company’s share from facilities which it accounts for using consolidation and the equity method whereby our company either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides a shareholder perspective that the CODM considers important when performing internal analyses and making strategic and operating decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results that can be allocated to shareholders.
Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate basis have been disclosed. Segment revenues, other income, direct operating costs, interest expense, depreciation, current and deferred income taxes, and other are items that will differ from results presented in accordance with IFRS as these items (1) include our company’s proportionate share of earnings (loss) from equity-accounted investments attributable to each of the above-noted items, and (2) exclude the proportionate share of earnings (loss) of consolidated investments not held by us apportioned to each of the above-noted items.
The presentation of proportionate results has limitations as an analytical tool, including the following:
•The amounts shown on the individual line items were derived by applying our overall economic ownership interest percentage and do not necessarily represent our legal claim to the assets and liabilities, or the revenues and expenses; and
•Other companies may calculate proportionate results differently than we do.
Because of these limitations, our proportionate financial information should not be considered in isolation or as a substitute for our financial statements as reported under IFRS.
Our company does not control those entities that have not been consolidated and as such, have been presented as equity-accounted investments in its financial statements. The presentation of the assets and liabilities and revenues and expenses do not represent our company’s legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish our company’s legal claims or exposures to such items.
Unless the context indicates or requires otherwise, information with respect to the MW attributable to our company’s facilities, including development assets, is presented on a consolidated basis, including with respect to facilities whereby our company either controls or jointly controls the applicable facility.
Net Income (Loss)
Net income (loss) is calculated in accordance with IFRS.
Net income (loss) is an important measure of profitability, in particular because it has a standardized meaning under IFRS. The presentation of net income (loss) on an IFRS basis for our business will often lead to the recognition of a loss even though the underlying cash flows generated by the assets are supported by strong margins and stable, long-term power purchase agreements. The primary reason for this is that accounting rules require us to recognize a significantly higher level of depreciation for our assets than we are required to reinvest in the business as sustaining capital expenditures.
Adjusted EBITDA
Adjusted EBITDA is a non-IFRS measure used by investors to analyze the operating performance of companies.
Our company uses Adjusted EBITDA to assess the performance of our company before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, unrealized gain or loss on financial instruments, non-cash income or loss from equity-accounted investments, distributions to preferred shareholders, preferred limited partnership unit holders, perpetual subordinated noteholders and other typical non-recurring items. Our company adjusts for these factors as they may be non-cash, unusual in nature and/or are not factors used by management for evaluating operating performance. Our company includes realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term within Adjusted EBITDA in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period Adjusted EBITDA.
Our company believes that presentation of this measure will enhance an investor’s ability to evaluate our financial and operating performance on an allocable basis.

Brookfield Renewable Corporation.	Management's Discussion and Analysis	March 31, 2023

Funds From Operations
Funds From Operations is a non-IFRS measure used by investors to analyze net earnings from operations without the effects of certain volatile items that generally have no current financial impact or items not directly related to the performance of the business.
Our company uses Funds From Operations to assess the performance of our company before the effects of certain cash items (e.g. acquisition costs and other typical non-recurring cash items) and certain non-cash items (e.g. deferred income taxes, depreciation, non-cash portion of non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, and other non-cash items) as these are not reflective of the performance of the underlying business. In the unaudited interim consolidated financial statements of our company, the revaluation approach is used in accordance with IAS 16, Property, Plant and Equipment, whereby depreciation is determined based on a revalued amount, thereby reducing comparability with peers who do not report under IFRS as issued by the IASB or who do not employ the revaluation approach to measuring property, plant and equipment. Management adds back deferred income taxes on the basis that they do not believe this item reflects the present value of the actual tax obligations that they expect our company to incur over the long-term investment horizon of our company.
Our company believes that analysis and presentation of Funds From Operations on this basis will enhance an investor’s understanding of the performance of the business.
Funds From Operations is not a generally accepted accounting measure under IFRS and therefore may differ from definitions of Funds From Operations used by other entities, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”). Furthermore, this measure is not used by the CODM to assess our company’s liquidity.
Proportionate Debt
Proportionate debt is presented based on the proportionate share of borrowings obligations relating to the investments of our company in various portfolio businesses. The proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Proportionate debt measures are provided because management believes it assists investors and analysts in estimating the overall performance and understanding the leverage pertaining specifically to our company's share of its invested capital in a given investment. When used in conjunction with proportionate Adjusted EBITDA, proportionate debt is expected to provide useful information as to how our company has financed its businesses at the asset-level. Management believes that the proportionate presentation, when read in conjunction with our company’s reported results under IFRS, including consolidated debt, provides a more meaningful assessment of how the operations of our company are performing and capital is being managed.
The presentation of proportionate results has limitations as an analytical tool, including the following:
•Proportionate debt amounts do not represent the consolidated obligation for debt underlying a consolidated investment. If an individual project does not generate sufficient cash flows to service the entire amount of its debt payments, management may determine, in their discretion, to pay the shortfall through an equity injection to Brookfield Renewable Corporation to avoid defaulting on the obligation. Such a shortfall may not be apparent from or may not equal the difference between aggregate proportionate Adjusted EBITDA for all of the portfolio investments of our company and aggregate proportionate debt for all of the portfolio investments of our company; and
•Other companies may calculate proportionate debt differently.
Because of these limitations, the proportionate financial information of our company should not be considered in isolation or as a substitute for the financial statements of our company as reported under IFRS.

Brookfield Renewable Corporation.	Management's Discussion and Analysis	March 31, 2023

PART 9 – CAUTIONARY STATEMENTS
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This report contains forward-looking statements and information, within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations, concerning the business and operations of the group. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements in this report include statements regarding the quality of our group’s assets and the resiliency of the cash flow they will generate, our anticipated financial performance, future commissioning of assets, contracted nature of our portfolio, technology diversification, acquisition opportunities, expected completion of acquisitions and dispositions, including financing and refinancing opportunities and prospects of our group, future energy prices and demand for electricity, economic recovery, achieving long-term average generation, project development and capital expenditure costs, energy policies, economic growth, growth potential of the renewable asset class, our future growth prospects and distribution profile, our access to capital. In some cases, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes”, “potentially”, “tends”, “continue”, “attempts”, “likely”, “primarily”, “approximately”, “endeavors”, “pursues”, “strives”, “seeks”, “targets”, “believes” or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information in this report are based upon reasonable assumptions and expectations, we cannot assure you that such expectations will prove to have been correct. You should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.
Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to, the following: general economic conditions and risks relating to the economy, including unfavorable changes in interest rates, foreign exchange rates, inflation and volatility in the financial markets; changes to resource availability, as a result of climate change or otherwise, at any of our group’s facilities; supply, demand, volatility and marketing in the energy markets; our group’s inability to re-negotiate or replace expiring PPAs on similar terms; an increase in the amount of uncontracted generation in our group’s portfolio or adverse changes to the MRE; availability and access to interconnection facilities and transmission systems; our group’s ability to comply with, secure, replace or renew concessions, licenses, permits and other governmental approvals needed for our operating and development projects; our group’s real property rights for our facilities being adversely affected by the rights of lienholders and leaseholders that are superior to those granted to our group; increases in the cost of operating our existing facilities and of developing new projects; equipment failures and procurement challenges; dam failures and the costs and potential liabilities associated with such failures; uninsurable losses and higher insurance premiums; changes in regulatory, political, economic and social conditions in the jurisdictions in which we operate; force majeure events; adverse changes in currency exchange rates and our group’s inability to effectively manage foreign currency exposure; health, safety, security and environmental risks; energy marketing risks; the termination of, or a change to, the MRE balancing pool in Brazil; involvement in litigation and other disputes, and governmental and regulatory investigations; counterparties to our group’s contracts not fulfilling their obligations; the time and expense of enforcing contracts against non-performing counterparties and the uncertainty of success; foreign laws or regulation to which our group becomes subject as a result of future acquisitions in new markets; our group’s operations being affected by local communities; our group’s reliance on computerized business systems, which could expose our group to cyber-attacks; newly developed technologies in which our group invests not performing as anticipated; advances in technology that impair or eliminate the competitive advantage of our projects; increases in water rental costs (or similar fees) or changes to the regulation of water supply; labour disruptions and economically unfavorable collective bargaining agreements; fraud, bribery, corruption, other illegal acts or inadequate or failed internal

Brookfield Renewable Corporation.	Management's Discussion and Analysis	March 31, 2023

processes or systems; the COVID-19 pandemic, as well as the direct and indirect impacts that a pandemic may have, or any other pandemic; our group’s inability to finance our operations and fund growth due to the status of the capital markets or our group’s ability complete capital recycling initiatives; operating and financial restrictions imposed on us by our group’s loan, debt and security agreements; changes to our group’s credit ratings; the incurrence of debt at multiple levels within our group’s organizational structure; adverse changes in currency exchange rates and our inability to effectively manage foreign currency exposure through our group’s hedging strategy or otherwise; our group’s inability to identify sufficient investment opportunities and complete transactions; the growth of our group’s portfolio and our group’s inability to realize the expected benefits of its transactions or acquisitions; changes to our group’s current business, including through future sustainable solutions investments; our group’s inability to develop the projects in our development pipeline; delays, cost overruns and other problems associated with the construction and operation of generating facilities and risks associated with the arrangements our group enters into with communities and joint venture partners; Brookfield’s election not to source acquisition opportunities for our group and our group’s lack of access to all renewable power acquisitions that Brookfield identifies, including by reason of conflicts of interest; our group does not have control over all of our group’s operations or investments, including certain investments made through joint ventures, partnerships, consortiums or structured arrangements; political instability or changes in government policy negatively impacting our business or assets; some of our group’s acquisitions may be of distressed companies, which may subject our group to increased risks; a decline in the value of our group’s investments in securities, including publicly traded securities of other companies; our group is not subject to the same disclosure requirements as a U.S. domestic issuer; the separation of economic interest from control within our group’s organizational structure; future sales and issuances of BEP units, Preferred Units or securities exchangeable for BEP units, including BEPC exchangeable shares, or the perception of such sales or issuances, could depress the trading price of the BEP units or BEPC exchangeable shares; our group’s dependence on Brookfield and the partnership and Brookfield’s significant influence over our group; the departure of some or all of Brookfield’s key professionals; our group’s lack of independent means of generating revenue; changes in how Brookfield elects to hold its ownership interests in our group; Brookfield acting in a way that is not in our group’s best interests or our shareholders; being deemed an “investment company” under the Investment Company Act; the effectiveness of our group’s internal controls over financial reporting; failure of our group’s systems technology; any changes in the market price of the BEP units and BEPC exchangeable shares; the redemption of BEPC exchangeable shares by us at any time or upon notice from the holder of the BEPC class B shares; and other factors described in our most recent Annual Report on Form 20-F, including those set forth under Item 3.D “Risk Factors”.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this report and should not be relied upon as representing our views as of any subsequent date. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our most recent Annual Report on Form 20-F and other risks and factors that are described therein.
CAUTIONARY STATEMENT REGARDING USE OF NON-IFRS MEASURES
This report contains references to Adjusted EBITDA and Funds From Operations which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Adjusted EBITDA and Funds From Operations used by other entities. In particular, our definition of Funds From Operations may differ from the definition of funds from operations used by other organizations, as well as the definition of funds from operations used by the Real Property Association of Canada and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”). We believe that Adjusted EBITDA and Funds From Operations are useful supplemental measures that may assist investors in assessing our financial performance. None of Adjusted EBITDA or Funds From Operations should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS. These non-IFRS measures reflect how we manage our business and, in our opinion, enable the reader to better understand our business.
Reconciliations of each of Adjusted EBITDA and Funds From Operations to net income (loss) are presented in our Management’s Discussion and Analysis. We have also provided a reconciliation of Adjusted EBITDA and Funds

Brookfield Renewable Corporation.	Management's Discussion and Analysis	March 31, 2023

From Operations to net income (loss) in Note 7 – Segmented information in the audited annual consolidated financial statements.
A reconciliation of net income to Adjusted EBITDA and Funds From Operations is presented in our Management’s Discussion and Analysis. We have also provided a reconciliation of Funds From Operations to net income (loss) in Note 5 – Segmented information in the unaudited interim consolidated financial statements.

Brookfield Renewable Corporation.	Management's Discussion and Analysis	March 31, 2023

Brookfield Renewable Corporation

bep.brookfield.com

NYSE: BEPC
TSX: BEPC.UN